EVEREST CONSOLIDATOR ACQUISITION CORPORATION

4041 MacArthur Blvd

Newport Beach, California 92660

(949) 610-0835

November 19, 2021

VIA EDGAR

Office of Real Estate and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Michael Davis and Pam Howell

Re:	Everest Consolidator Acquisition Corporation
Registration Statement on Form S-1
File No. 333-260343

Dear Mr. Davis and Ms. Howell:

Everest Consolidator Acquisition Corporation (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:15 P.M., Washington, D.C. time, on November 23, 2021 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. Please contact Ryan J. Maierson of Latham & Watkins LLP, counsel to the Registrant, at (713) 546-5400, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

EVEREST CONSOLIDATOR ACQUISITION CORPORATION

By:	/s/ Adam Dooley
Adam Dooley
Chief Executive Officer

Cc:	Marc D. Jaffe, Latham & Watkins LLP
Ryan J. Maierson, Latham & Watkins LLP
Senet S. Bischoff, Latham & Watkins LLP